

January 15, 2015

Via E-mail
Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, NJ 07719

> **Re: BIO-Key International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 6, 2015**
> **File No. 333-200887**

Dear Mr. DePasquale:

We have reviewed your amended registration statement, and we have the following comments.

Executive Compensation, page 32

1.   Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2014. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibit 23.1

2.   The auditor's consent currently on file is dated as of December 12, 2014. Please note that the consent should be dated within 30 days of the effective date of the registration statement and have your auditor provide an updated consent accordingly.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Vincent Vietti and Stephen Brill, Fox Rothschild LLP